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Pricing Supplement dated August 27, 2006                         Rule #424(b)(3)
(To Prospectus dated August 18, 2006)                        File No. 333-136724

                                  ADVANTA CORP.
                        For use only by residents of Utah

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            ADVANTA INVESTMENT NOTES -- MINIMUM INVESTMENT $1,000 (1)
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            Term           Interest Rate         Annual Percentage Yield (2) (3)
            ----           -------------         -------------------------------
           3 month             5.26%                          5.40%
           6 month             5.35%                          5.50%
          12 month             5.83%                          6.00%
          18 month             6.06%                          6.25%
          24 month             6.30%                          6.50%
          30 month             6.39%                          6.60%
           3 year              6.77%                          7.00%
           4 year              7.23%                          7.50%
           5 year              7.70%                          8.00%
           7 year              8.62%                          9.00%
          10 year              9.53%                         10.00%

1 $1,000 is the Minimum Investment amount for residents of Utah who purchase an Investment Note or renew a maturing Investment Note. The Minimum Investment amount for all other investors who purchase an Investment Note or renew a maturing Investment Note is $5,000.

2 The stated Annual Percentage Yields (APYs) assume all interest reinvested daily at the stated rate.

3 The stated APYs include Additional Interest (as defined in the prospectus dated August 18, 2006) being offered only to residents of Utah who purchase an Investment Note or renew a maturing Investment Note. The Additional Interest for Utah residents consists of a bonus over the APYs currently in effect for all other investors who purchase an Investment Note or renew a maturing Investment Note for the same term. The Additional Interest available in Utah on Investment Notes is as follows for each of the terms indicated: 0.15% for the 3-month term, 0.25% for the 12-month term, 0.35% for the 18-month term, 0.50% for the 24-month term, 0.45% for the 30-month term, 0.75% for the 3-year term, 1.00% for the 4-year term, 1.00% for the 5-year term, 1.50% for the 7-year term and 2.00% for the 10-year term.

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     REDIRESERVE VARIABLE RATE CERTIFICATES -- MINIMUM INVESTMENT $1,000 (4)
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            Balance Tier       Interest Rate     Annual Percentage Yield (5) (6)
            ------------       -------------     -------------------------------
         $100 to $4,999            5.20%                      5.34%
         $5,000 to $24,999         5.25%                      5.39%
         $25,000 to $49,999        5.30%                      5.44%
         $50,000 plus              5.35%                      5.50%

4 $1,000 is the Minimum Investment amount for initial investments by residents of Utah who purchase a RediReserve Variable Rate Certificate. The Minimum Investment amount for initial investments by all other investors who purchase a RediReserve Variable Rate Certificate is $5,000.

5 The stated Annual Percentage Yields (APYs) assume all interest reinvested daily at the stated rate. The interest rate we pay on any particular RediReserve Certificate depends on the tier into which the holder's end-of-the-day balance falls. We will not pay interest on a RediReserve Certificate for any day on which the end-of-the-day balance is less than $100. Interest rates and APYs for each tier may change from week to week and will apply to outstanding RediReserve Certificates. We currently set the interest rates each Sunday and they are effective through Saturday. Interest rates for each one week period, currently commencing on Sunday, will be at least equal to the rate on the thirteen week U.S. Treasury Bill auctioned on the immediately preceding Monday less one percent (1%).

6 The stated APYs include Additional Interest (as defined in the prospectus dated August 18, 2006) being offered only to residents of Utah who purchase a RediReserve Variable Rate Certificate or add additional funds to an existing RediReserve Variable Rate Certificate then held by the investor. The Additional Interest for Utah residents consists of a bonus over the APYs currently in effect for all other investors who purchase a RediReserve Variable Rate Certificate or add additional funds to an existing RediReserve Variable Rate Certificate. The Additional Interest available in Utah on RediReserve Variable Rate Certificates is as follows for each Balance Tier indicated: 0.74% for $100 - $4,999, 0.74% for $5,000 -
     $24,999, 0.73% for $25,000 - $49,999 and 0.74% for $50,000 plus. We reserve the right to increase or decrease the amount of Additional Interest applicable to RediReserve Variable Rate Certificates each Sunday, including the right to eliminate Additional Interest on RediReserve Variable Rate Certificates, and the new amount of Additional Interest applicable to each Balance Tier, if any, will be effective through the following Saturday.

                  ADDITIONAL INFORMATION - RECENT DEVELOPMENTS

We file annual, quarterly and special reports, proxy statements and other information, including information about recent developments, with the SEC. You may read and copy any document we file at the following public reference room maintained by the SEC at: 100 F STREET NE, ROOM 1580, WASHINGTON, D.C. 20549.

You may obtain information on the operation of the SEC's public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings also are available to the public from the SEC's Internet website at http://www.sec.gov.

AN OFFER CAN ONLY BE MADE BY THE PROSPECTUS DATED AUGUST 18, 2006, IN CONJUNCTION WITH THIS PRICING SUPPLEMENT. SEE "RISK FACTORS" BEGINNING AT PAGE 11 OF THE PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE NOTES AND REDIRESERVE CERTIFICATES. THE NOTES AND REDIRESERVE CERTIFICATES REPRESENT OBLIGATIONS OF ADVANTA CORP. AND ARE NOT INSURED OR GUARANTEED BY THE FDIC OR ANY GOVERNMENTAL OR PRIVATE ENTITY.

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          For More Information Call              Utah Residents, Please Call
             1-800-223-7074                         1-800-259-5862
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